BUFFALO GOLD LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2005

The following discussion and analysis, prepared as of November 23, 2005, should be read together with the unaudited financial statements for the quarter ended September 30, 2005 and related notes, and the audited financial statements for the year ended December 31, 2004. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles. All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management’s discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding Buffalo Gold Ltd. (“Buffalo” or the “Company”) is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Overview

Buffalo is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.  At that stage, the Company's operations are, to some extent, dependent on the prevailing market prices for any of the minerals produced by such operations.

In April 2005, the Company was granted, subject to regulatory approval which was subsequently given, an option to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property, located 40 kilometres south of Northgate’s Kemess Mine.

In October 2005, the Company was granted, subject to regulatory approval, an option to acquire up to 51% of a 90% interest in the Mt. Kare Property, located in Papua New Guinea.

During and after the quarter ended September 30, 2005, the Company was primarily engaged in (1) completing the acquisition of the Red Property and organizing a drilling program on that property; and (2) arranging for the purchase of the Mt. Kare Property.

Share Issuances

In the nine months ended September 30, 2005, Buffalo completed two private placements aggregating 4,100,000 shares at a price of US$0.15 (approximately $0.18 at the time of the offerings) per share. These private placements yielded total net proceeds of $717,000 and all shares issued under the placement are subject to a four-month hold period. The Company has also issued 2,139,598 common shares at US$0.15 per share to settle debts.

In October 2005, the Company announced that it has, subject to regulatory approval, arranged a brokered private placement of 10,000,000 units at a price of US$0.35 per unit to generate gross proceeds of US$3,500,000. The net proceeds from this offering will be used to fund its initial phase of work on the Mt. Kare Property in Papua New Guinea (described in more detail below). Each unit will consist of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of Buffalo US$0.50 per share for a period of two years from the closing date. After four months following the closing date and until the expiry date of the warrants, if the closing price of Buffalo’s shares exceeds US$1.00 for 15 consecutive trading days, Buffalo may, within 30 days of such 15 consecutive

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2005

trading day period, provide notice compelling the exercise of the warrants. Canaccord Capital Corporation (“Canaccord”) has agreed to act as Buffalo’s agent in respect of this placement and will receive a commission of 7.5% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election. Canaccord will also receive a broker’s warrant entitling the purchase of up to

750,000 shares of Buffalo on the same terms as the warrants included in the units. Furthermore, Canaccord will receive an administration fee and a corporate finance fee. Canaccord also has the right to increase the offering by 2,000,000 units at any time prior to closing of the offering.

Mt. Kare Property

In October 2005, the Company entered into an agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by Damien Reynolds, who is also a director and the chairman of the board of Buffalo. One of Buffalo’s directors is also a director and shareholder of Madison.

The Mt. Kare Property is contiguous to Placer Dome’s Porgera Mine property, where current reserves and resources, along with past production, total more than 28 million ounces of gold. The various styles of mineralization identified at both Porgera and Mt. Kare are very similar in geologic setting and structural controls.

The existing geologic resource at Mt. Kare (using a 1.0 gm/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 gm/t gold) was estimated by the independent engineering firm of Watts Griffis & McOuat to be:

Resource Classification	Million Tonnes	gm Au/t	gm Ag/t
Indicated Mineral Resources	14.68	2.36	33.7
Inferred Mineral Resources	10.85	1.98	22.7

This resources estimate was completed prior to the implementation of NI 43-101 and should be considered an historic estimate only.

In order to acquire its interest in the Mt. Kare Property, Buffalo will assume Longview’s obligations under its agreement with Madison as follows:

•

Buffalo will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the Mt. Kare Property.

•

Buffalo can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at Buffalo’s election, a further $500,000 on or before February 15, 2007.

•

Buffalo can acquire a further 14% interest (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008.

After acquiring at least a 51% interest, Buffalo will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Buffalo or a combination of both. If Buffalo elects not to acquire Madison’s remaining interest, Buffalo and Madison will enter into a joint venture for the further development of Mt. Kare.

Subject to regulatory approval, Buffalo will issue Longview 17,000,000 common shares of Buffalo at a deemed price of US$0.25 per share upon Buffalo having acquired the initial 49% interest in Madison PNG from Madison. In addition, Buffalo has agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2005

This acquisition will require the approval of Buffalo’s shareholders and Buffalo will seek such approval as soon as it is in a position to do so.

Red Property

The Red Property is located in the Intermontane Belt and in the northwest-trending Quesnel Terrane.  This terrane is intruded by a number of Mesozoic intrusions and related copper-gold-molybdenum deposits, such as Copper Mountain, Mount Polley, Lorraine, Mt. Milligan, Kemess, Gibralter and Highland Valley.  Limited drilling has intersected significant widths of porphyry copper-gold mineralization with grades that compare well with those at the Kemess deposits.  The structural corridor that hosts this mineralization and its associated geophysical and geochemical anomalies remains to be fully tested.  Buffalo plans to undertake a program of diamond drilling to further test the structural corridor at an estimated cost of $240,000.

The Red Property is presently held under option by Gitennes Exploration Inc. ("Gitennes") that can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.  In order to acquire its 60% interest in the underlying option, Buffalo must pay Gitennes $30,000 on regulatory approval, incur expenditures of $600,000 by July 15, 2007, of which $200,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totalling $100,000 by July 15, 2007.  Thereafter, Buffalo and Gitennes will incur the balance of the $2,000,000 in expenditures required by the underlying option to be incurred by July 15, 2010 on a pro rata basis. To date, the Company has paid $30,000 to Gitennes.

The Company undertook the phase one drill program in September and October, which consisted of four drill holes totaling 850 metres that tested three separate targets within the main target area, as detailed below:

•

Two drill holes tested the interpreted northwestern extension of the porphyry style copper/gold mineralization intersected in hole R04-14 (36.5 metres 0.26% copper and 0.12 g/t gold) and also tested a coincident IP chargeability anomaly and copper-in-soil geochemical anomaly approximately 150 metres northwest of drill hole R04-14.

•

One drill hole tested a northwest trending gold and copper MMI anomaly that lies immediately south of and sub parallel to the main trend of copper mineralization intersected in previous drilling; this anomaly has never been drill tested.

•

One drill hole tested the NW trending contact between the layered ultramafic intrusive unit and Takla volcanic rocks along the southwestern margin of the structural corridor.

The drilling program has been completed, but we do not yet have the results.

SELECTED QUARTERLY INFORMATION

During the most recent eight quarters, the Company has not generated any revenue or incurred any loss from discontinued operations or extraordinary items.

Quarter Ended	Net Income (Loss)	Income (Loss) per Share
		Basic	Fully-Diluted
December 31, 2003	$ (346,260)	$ (0.09)	$ (0.09)
March 31, 2004	22,817	0.01	0.00
June 30, 2004	(37,968)	(0.01)	(0.01)
September 30, 2004	(19,817)	(0.00)	(0.00)
December 31, 2004	(45,735)	(0.01)	(0.01)
March 31, 2005	(18,741)	0.00	0.00
June 30, 2005	(10,202)	0.00	0.00
September 30, 2005	(119,907)	(0.01)	(0.01)

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2005

In 2003, Buffalo evaluated gold properties in China and incurred due diligence and fundraising costs associated with those properties. The Chinese gold property initiatives did not move forward due to difficulties securing property rights.

In the first quarter of 2004, the Company reached an agreement to recover evaluation and due diligence costs incurred in 2003, resulting in a modest net income.  The Company returned to a loss position in succeeding quarters and does not expect to generate net profits in the foreseeable future. The Company’s loss increased in the fourth quarter of 2004, primarily as a result of the accrual of year-end costs such as audit fees. The quarterly loss decreased in the first quarter of 2005 without the year-end accruals. In the second quarter of 2005, the Company’s loss again decreased; while expenses increased due to due diligence costs associated with the purchase of the Red Property and annual filing fees. These increased expenses were offset by a gain recorded on settlement of debts. In the third quarter of 2005, expenses increased significantly as the Company became active on the Red Property and undertook investigation on the Mt. Kare Property.

We expect that expenses will further increase in future quarters as the Company undertakes exploration activity on the Mt. Kare Property and the Red Property. The preliminary exploration budget for the Mt. Kare Property is approximately $1,000,000 over the next 12 months, although this is being refined and may change materially. The preliminary exploration budget for the Red Property is $250,000 to $300,000 over the next 12 months.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In this discussion of Buffalo’s results of operations and financial condition, financial amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

In the quarter ended September 30, 2005, the Company incurred expenses of $168,000 supporting its operations, up from both the $17,000 recorded in the three months ended September 30, 2004 and the $22,000 recorded in the second quarter of 2005. In the third quarter of 2005, the Company undertook a reorganization of its affairs and worked to secure the option to purchase the Red Property. The most significant change was exploration expenses on the Red Property of $75,000, although the Company incurred significant legal fees in connection with its reactivation on the TSX Venture Exchange and other initiatives. Legal fees in connection with the purchase of the Red Property and financing activities have been capitalized and are not included in the statement of operations. The Company’s management expects that expenses for the fourth quarter will further increase following its acquisition of an interest in the Mt. Kare Property.

In the third quarter of 2005, the Company recorded a $58,000 gain on settlement of loans payable. The Company also incurred a $10,000 foreign exchange loss. The most significant contribution to this loss was the effect of a decline in the US dollar against the Canadian dollar on offering proceeds held in US dollars.

The net loss for the quarter ended September 30, 2005 was $120,000 or $0.01 per share as compared with a loss of $10,000 in the second quarter of 2005 and a net loss for the quarter ended September 30, 2004 of $20,000.

The loss for the nine months ended September 30, 2005 was $149,000. This amount comprised $204,000 spent on operations, $168,000 of which was spent in the third quarter. For the first two quarters of 2005, the Company was relatively inactive as it evaluated prospective properties. The large increase in expenditures in the nine months ended September 30, 2005 reflects the reactivation of the Company on the TSX Venture Exchange and exploration activity on the Red Property.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2005

At September 30, 2005, the Company had total assets of $647,000 as compared to $207,000 at December 31, 2004. The increase is due primarily to cash generated from private placements, less amounts spent on operations and settlement of debts. On a net basis, operations consumed cash of $190,000 compared to $51,000 in the first quarter of 2005. Apart from the operating loss, the most significant factor was the $58,000 gain on settlement of debt which did not generate cash flow.

Buffalo generated $685,000 from financing activities in the period ended September 30, 2005. Proceeds from private placements were offset by share issue costs of $19,000 and the Company used $36,000 to repay loans payable. The Company did not have any cash flows from investing activities in the quarter ended June 30, 2004.

In aggregate, the Company generated cash of $465,000 in the third quarter of 2005 and had a cash balance of $551,000 at September 30, 2005.

TRANSACTIONS WITH RELATED PARTIES

As described above, the Company entered into an agreement in October 2005 with Longview to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is, through a series of corporate relationships, wholly owned by Damien Reynolds, who is a director and the chairman of the board of Buffalo. Jim Stewart, one of Buffalo’s directors, is a director and shareholder of Madison.

During the quarter ended September 30, 2005, the Company accrued amounts to parties not at arm’s length with the Company consisting of $7,000 to Longview Strategies Incorporated, which is owned by a director and officer of the Company, $6,000 to John V. Tully & Associates Inc. which is owned by a director and officer of the Company, $5,000 to Lakehead Geological Services Inc., which is owned by a director of the Company and $5,500 to MCSI Consulting Services Inc., in which an officer of the Company holds a 50% interest. During the quarter, Buffalo also paid $36,250 to James G. Stewart Law Corporation, which is owned by a director of the Company, for legal services. The Company also paid $2,175 in rent and office charges to Lakehead Geological Services Inc. The Company is currently renting office space from Lakehead Geological Services Inc. on a month-to-month basis at a cost of $725 per month plus disbursements. The Company intends to enter into a lease with Lakehead Geological Services Ltd.

Effective September 1, 2005, Buffalo agreed to provide monthly compensation to directors and officers as follows: $7,000 to Longview Strategies Incorporated for Damien Reynolds’ services and related administration, $5,000 to John V. Tully & Associates Inc. for John Tully’s services, $4,000 to Lakehead Geological Services Inc. for Doug Turnbull’s services, $5,000 to James G. Stewart Law Corporation for Jim Stewart’s services and $2,500 to MCSI Consulting Services Inc. for Simon Anderson’s services and related administration. Buffalo does not have any contractual commitments associated with such management services.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of exploration activities until such financing could be obtained.

In July 2005, the Company undertook an equity financing of 3,100,000 shares at US$0.15 per share (approximately $0.18 per share) that raised gross proceeds of $566,000. The shares are subject to a four-month hold period.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2005

In August 2005, the Company undertook an equity financing of 1,000,000 shares at US$0.15 per share (approximately $0.18 per share) that raised gross proceeds of $175,000. The shares are subject to a four-month hold period that expires January 19, 2006.

The Company incurred costs of $24,000 in connection with these offerings.

These funds, in combination with cash on hand and the proceeds on realization of a note receivable, have been, or will be, used to develop the Red Property, maintain the Mt. Kare Property and finance general and administrative expenses. During the quarter ended September 30, 2005, Buffalo completed the following transactions:

•

Directors and officers, or their companies, agreed to settle accounts payable by the Company of $280,000 in exchange for common shares at US$0.15 (approximately $0.18 at the time) per share, which resulted in the issuance of 601,000 common shares.

•

The holders of loans payable agreed to settle the principal amount of their debt for 25% in cash and 75% in common shares at US$0.15 (approximately $0.18 at the time). The loan holders also agreed to waive interest on the loans and the common share bonuses. This settlement resulted in the issuance of 1,539,000 common shares.

At September 30, 2005, the Company’s working capital position was $489,000.

The Company holds a note receivable for $47,500 that is past due. The note receivable is guaranteed by individuals who are believed to have liquid assets sufficient to satisfy the note receivable. Accordingly, while there is some credit risk associated with the note receivable, the Company believes such risk to be minimal.

Following the purchase of an interest in the Mt. Kare Property, the Company will require additional financing during the next 12 months to continue its operations and exploration.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its planned exploration on the Red Property and the Mt. Kare Property.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments, or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

CHANGES IN ACCOUNTING POLICIES

During the current period, the Company changed its accounting policy from capitalizing certain mineral property exploration expenditures to charging to operations all exploration expenses incurred prior to the determination of the feasibility of mining operations, including periodic option payments and administrative expenditures. The Company capitalizes all mineral property acquisition costs and those exploration and development expenditures incurred following the determination of the feasibility of mining operations. The Company capitalizes such amounts until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2005

Mineral property acquisition costs include cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement.  These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

This change in accounting policy has been applied retroactively but does not involve any revision to the comparative figures presented in this MD&A.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - At September 30, 2005, the Company operated exclusively in Canada and since substantially all of its operations were conducted in Canadian dollars, the Company was not subject to significant foreign currency risk on its operations. Following the purchase of the Mt. Kare Property in October, a large part of the Company’s expenses are denominated in the Papua New Guinea Kina. The Company does not hedge between the Canadian dollar and the Kina and so is now exposed to foreign exchange risk on its Papua New Guinea operating budget. The Company raises equity funds in prices denominated in United States dollars but the resulting exchange risk affects the Company’s investors rather than its operations.

Interest rate risk - The Company does not have any interest-bearing debt and so is not exposed to interest rate risk on financing activities.

Credit risk - The Company places its cash in Canadian bank accounts and is therefore subject to insignificant credit risk. Following the purchase of the Mt. Kare Property, the Company may be exposed to credit risk if it opens a bank account in Papua New Guinea.  The Company has few debts and so is subject to minimal credit risk on borrowings.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 12,996,324 common shares. The Company has 157,000 stock options outstanding and has committed to issuing a further 1,000,000 stock options. Buffalo has also committed to issue up to 17,000,000 common shares to Longview in connection with the purchase of the Mt. Kare Property, as described above. Accordingly, the maximum number of common shares that are issuable is approximately 30,153,000.